Exhibit 99.5

FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1. NAME AND ADDRESS OF COMPANY

Verses AI Inc. (the "**Company**" or "**VERSES**")
205 - 810 Quayside Drive
New Westminster, British Columbia V3M 6B9

ITEM 2. DATE OF MATERIAL CHANGE

March 31, 2023

ITEM 3. NEWS RELEASE

The initial news release was issued on March 8, 2023 and a subsequent news release was issued on March 31, 2023, both of which were distributed by Globe Newswire and subsequently filed on SEDAR.

ITEM 4. SUMMARY OF MATERIAL CHANGE

Effective March 31, 2023, the Company changed its name from "Verses Technologies Inc." to "Verses AI Inc." The Company will keep its trading symbol on the NEO Exchange Inc. ("**NEO**") "VERS".

ITEM 5.1 FULL DESCRIPTION OF MATERIAL CHANGE

Effective March 31, 2023, the Company changed its name from "Verses Technologies Inc." to "Verses AI Inc."

The Class A Subordinate Voting shares of the Company ("**Shares**") and warrants to purchase the Shares (the "**Warrants**") commenced trading on the NEO under the new name at the opening of market on March 31, 2023. The new CUSIP for the Shares is 925390109 and the new ISIN number is CA92539Q1090. The new CUSIP for the Warrants is 92539Q117 and the new ISIN number is CA92539Q1173.

ITEM 5.2 DISCLOSURE FOR RESTRUCTING TRANSACTION

Not applicable.

ITEM 6. RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7. OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8. EXECUTIVE OFFICER

For further information, contact:

Kevin Wilson
Chief Financial Officer
Tel. (323) 868-0514
Email: Kevin.w@verses.io

ITEM 9. DATE OF REPORT

April 11, 2023